Y-MABS THERAPEUTICS, INC.

230 Park Avenue, 33rd Floor

New York, NY 10169

September 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Y-mAbs Therapeutics, Inc./Registration Statement on Form S-1

File No. 333-226999

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Y-mAbs Therapeutics, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226999), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on September 20, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Satterlee Stephens LLP, by calling Dwight A. Kinsey at (212) 404-8727, or in his absence, Rina Patel at (212) 404-8736, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Y-MABS THERAPEUTICS, INC.

By:	/s/ Thomas Gad
Name: Thomas Gad
Title: Founder, Chairman and President